OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70266

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: iM Global US Distributors LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1600 E. Franklin Avenue, Suite D
(No. and Street)

El Segundo	California	90245
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffrey K Seeley	+1 (310) 367-0543	j.seeley@imgp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLC
(Name – if individual, state last, first, and middle name)

290 W Mt. Pleasant Ave., Suite 3310	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

November 2, 2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey K. Seeley, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of iM Global US Distributors LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Deputy CEO - Chief Operating Officer

See attached California Certificate JBK

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



CALIFORNIA JURAT **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 24th day of February, 2022, by

(1) Jeffrey K. Seeley

(and (2) —),

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ELLEN B. KLEIN
COMM. #2311680
Notary Public - California
Los Angeles County
My Comm. Expires Nov. 7, 2023
NR01

Place Notary Seal and/or Stamp Above

Signature Ellen B. Klein

Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Reports Form X-17-A-5 Part III

Document Date: ______ Number of Pages: 2

Signer(s) Other Than Named Above: none

©2019 National Notary Association



iM Global US Distributors, LLC
Financial Statement

December 31, 2021

Table of Contents

I. Report of Independent Registered Public Accounting Firm   3

II. Statement of financial condition   4

III. Notes to Financial Statements   5

A. Nature of operations and basis presentation   5
B. Summary of significant accounting policies   5
C. Related-party transactions   7
D. Equity   7
E. Income Tax   7
F. Concentration of credit risk   8
G. Net capital requirements   8
H. Subsequent events   8

iM Global US Distributors, LLC
1600 E. Franklin Avenue, El Segundo, CA90245



Citrin Cooperman & Company, LLP
Certified Public Accountants

290 W. Mt. Pleasant Ave, Suite 3310
Livingston, NJ 07039
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
iM Global US Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of iM Global US Distributors, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of iM Global US Distributors, LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of iM Global US Distributors, LLC's management. Our responsibility is to express an opinion on iM Global US Distributors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to iM Global US Distributors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as iM Global US Distributors, LLC's auditor since 2019.
Livingston, New Jersey
February 24, 2022

II. Statement of financial condition

STATEMENT OF FINANCIAL CONDITION

December 31, 2021
(Expressed in United States dollars)

	$
ASSETS	
Assets	
Cash	421,168
Due from related parties	168,013
Prepaid expenses and other assets	47,426
Total assets	**636,607**
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	54,230
Due to related parties	81,515
Total liabilities	**135,745**
Member's equity	500,862
Total liabilities and member's equity	**636,607**

See notes to financial statements

iM Global US Distributors, LLC
1600 E. Franklin Avenue, El Segundo, CA90245

III.   Notes to Financial Statements

A.   Nature of operations and basis presentation

Nature of Operations

iM Global US Distributors, LLC (the "Company") is a Delaware limited liability company formed on December 5th, 2018 that is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company was approved by FINRA to operate as a registered broker dealer on October 9, 2019. The Company's operations consist primarily of providing marketing and distribution services to financial intermediaries and institutions.

The Company is a wholly-owned subsidiary of iM Global Partner SAS (the "Parent"). Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee. Pursuant to the Company's limited liability agreement, the Company will continue indefinitely, or at such earlier time as determined by the member.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

B. Summary of significant accounting policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue to depict the transfer of promised goods or services to customers at a point of time in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services (i.e., the transaction price). When determining the transaction price, the Company may recognize variable consideration only to the extent that it is probable to not be significantly reversed.

The Company provides advisory and marketing services and earns revenue under advisory and marketing contracts. These revenue streams are recognized when the performance obligations are met, which is when control of these products or services is transferred to its customers (affiliates), in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services. The Company does not have any significant financing components as payment is received at or shortly after the service is provided.

iM Global US Distributors, LLC
1600 E. Franklin Avenue, El Segundo, CA90245

Income Taxes

The Company has elected to be treated as a corporation for tax purposes and, as such, is liable for federal or state income taxes.

Deferred tax assets and liabilities are recognized for all future tax consequences attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standard Board ("FASB") ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Allowance for Credit Losses

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with its financial assets are not significant accordingly, the Company has not provided an allowance for credit losses at December 31, 2021.

iM Global US Distributors, LLC
1600 E. Franklin Avenue, El Segundo, CA90245

C. Related-party transactions

Revenues are generated from fund marketing agreements with affiliates (either iM Global Partner Group entities or affiliated partners). Revenue earned from affiliates during 2021 was $856,625 for fund marketing agreements.

At December 31, 2021 the receivables were $168,013.

The Company has expense sharing agreements with its affiliates iM Global Partner US, LLC and iM Global Partner Fund Management, LLC, whereby the affiliates provide certain administrative services in connection with the Company's operations. In exchange for these administrative services, the Company is billed a representative allocation of direct expenses based on the time allocated by registered personnel to the Company's broker-dealer activities plus a monthly fixed overhead charge. For the year ended December 31, 2021, the total expenses allocated to the Company under this agreement were approximately $117,000.

At December 31, 2021, total fees owed to affiliates were approximately $81,500.

D. Equity

At December 31, 2021, the Company has one class of membership units allocated amongst one member.

E.   Income Tax

At December 31, 2021, the Company has federal net operating loss carryforward ("NOL") of approximately $61,000, which will be carried forward indefinitely. Organization costs of approximately $112,000 are being amortized over 15 years, for income tax purposes; such costs were expensed in the year incurred for financial statement purposes.

The Company has established a valuation allowance as it is deemed more likely that the Company will not realize the deferred tax asset. The valuation allowance decreased by approximately $144,000 at December 31, 2021.

iM Global US Distributors, LLC
1600 E. Franklin Avenue, El Segundo, CA90245

F. Concentration of credit risk

The Company is engaged in brokerage and distribution activities in which counterparties are primarily mutual fund companies related by common ownership. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial product. Under ASC 326, the Company has evaluated the creditworthiness of client counterparties and issuers of financial products and determined that credit risk is minimal, hence, no allowance for credit losses was established for the year ended December 31, 2021.

Risks and Uncertainties

The COVID-19 pandemic, started in 2020, continued to have effect on the global economic relationships in 2021. In 2022, we will continue to monitor the evolution of the pandemic and we will also be attentive to the evolution of the macroeconomic (inflation, interest rates) and geopolitical contexts in developed and emerging countries.

G. Net capital requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or 8 to 1 in the first year of operation. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021 the Company had net capital of $358,317 which $353,317 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.18 to 1.

H. Subsequent events

The Company evaluates events occurring after the date of the balance sheet for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

iM Global US Distributors, LLC
1600 E. Franklin Avenue, El Segundo, CA90245